Exhibit 8.2

Promenade, Suite 3100 1230 Peachtree Street, N.E. Atlanta, Georgia 30309-3592 Tel: 404 815-3500 www.sgrlaw.com

July 21, 2021

TGR Financial Inc.
3560 Kraft Road
Naples, FL 34105

Re:	Merger of TGR Financial, Inc. (“Company”) with and into First Foundation Inc. (“First Foundation”) pursuant to that certain Agreement and Plan of Merger dated as of July 21, 2021 (the “Merger Agreement”), by and among First Foundation and Company

Ladies and Gentlemen:

We have acted as special counsel to Company in connection with the merger of Company with and into First Foundation, a Delaware corporation (the “Company Merger”) pursuant to the terms of the Merger Agreement and as described in the First Foundation Registration Statement on Form S-4, filed with the Securities and Exchange Commission on July 21, 2021 (the “Registration Statement”) and the proxy statement/prospectus of Company and First Foundation, respectively, included in the Registration Statement. At your request, we are rendering our opinion concerning certain federal income tax consequences of the Company Merger. Unless otherwise indicated, all capitalized terms used in this opinion have the same meaning as used in Merger Agreement.

For purposes of rendering our opinion herein, we have conducted an examination of the Internal Revenue Code of 1986, as amended (the “Code”), and such other applicable laws, regulations, rulings, decisions, documents and records as we have deemed necessary. With respect to factual matters, we have relied upon the Merger Agreement, including, without limitation, the representations of the parties set forth therein, and upon those certain tax representation letters of even date herewith delivered to us by First Foundation and Company made to us in certificates provided by officers of First Foundation and Company, in each case without independent verification thereof. With the consent of First Foundation and Company, we have relied on the accuracy and completeness of the statements and representations contained in the Merger Agreement and such certificates and have assumed that such certificates are complete and accurate. We have assumed that any representation or statement qualified by “the best of knowledge” of the party making such representation or statement, or by any similar qualification, is correct without such qualification. As to all matters in which a person or entity making a representation referred to above has represented that such person or entity either is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding or agreement.

TGR Financial Inc.

July 21, 2021

For purposes of this opinion, we have also assumed that:

(a) the shares of Company Common Stock and Company Preferred Stock constitute capital assets in the hands of each holder thereof;

(b) the Company Merger will be consummated according to the Merger Agreement, and will qualify as a statutory merger under applicable state law; and

(c) taking into account shares of Company Common Stock exchanged for cash or other property in the Company Merger, holders of the outstanding shares of Company Common Stock immediately prior to the Effective Time will receive in the Company Merger an amount of First Foundation Common Stock with a value as of the Effective Time equal to at least forty percent (40%) of the total value of all shares of Company Common Stock.

Based on the foregoing, and subject to the qualifications set forth below, we are of the opinion that under the Code:

(1)            The Company Merger will constitute a reorganization under Code Section 368(a).

(2)            Holders of shares of Company Common Stock or Company Preferred Stock who exchange such shares solely for First Foundation Common Stock will not recognize gain or loss on the exchange.

(3)            The federal income tax basis of shares of First Foundation Common Stock received in exchange for shares of Company Common Stock or Company Preferred Stock (including any fractional share interest to which the holder may be entitled) will be equal to the holder’s basis of the shares surrendered in exchange therefor, and the holding period of such First Foundation Common Stock will include the holding period of the shares surrendered in exchange therefor.

(4)            The receipt of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by First Foundation, and gain or loss will be recognized in an amount equal to the difference between the cash received and the basis of the fractional share of First Foundation Common Stock surrendered.

(5)            Subject to the conditions and limitations of Code Section 302, a holder of Company Common Stock who exercises statutory dissenter’s rights in connection with the Company Merger generally will recognize gain or loss equal to the difference, if any, between such holder’s tax basis in the Company Common Stock exchanged and the amount of cash received in exchange therefor.

TGR Financial Inc.

July 21, 2021

The opinions expressed herein are based upon our interpretation of existing legal authorities, and no assurance can be given that such interpretations would be followed if the exchange of consideration contemplated by the Company Merger became the subject of administrative or judicial proceedings. Statements of opinion herein are opinions only and should not be interpreted as guarantees of the current status of the law, nor should they be accepted as a guarantee that a court of law or administrative agency will concur in such statement.

No opinion is expressed with respect to any of the following:

(i)             The appropriate method to determine the fair market value of any stock or other consideration received in any sale or exchange;

(ii)            The state, local or foreign tax consequences of any aspect of the Company Merger; or

(iii)          The federal income tax consequences of any aspect of the Company Merger to holders of Company stock who are subject to special tax treatment for federal income tax purposes, including among others, insurance companies, tax exempt entities and foreign persons, or to holders of warrants or options to purchase Company stock, if any, which are exchanged for or converted into options or warrants to acquire First Foundation Common Stock.

The shareholders of Company are entitled to rely on the opinions set forth herein for purposes of approving transactions contemplated by the Merger Agreement. Except as set forth in the preceding sentence, the opinions set forth herein are addressed only to, and may be relied upon only by, the addressee hereof, and only in connection with the transactions contemplated by the Merger Agreement, and are not to be used or relied upon by any other parties, or in connection with any other transactions, except with the prior written consent of this law firm.

We expressly consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to this opinion in the Registration Statement. In giving this opinion, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

SMITH, GAMBRELL & RUSSELL, LLP